Exhibit 99.12

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 24 June 2005 that on 23 June 2005 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 3,537 Ordinary Shares at a price of £1.4783 per share and 11,840 Ordinary Shares at a price of £1.465 per share.

Following the disposal, 54,238,714 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Charles Herlinger, Lord Robertson of Port Ellen, George Battersby and Harris Jones (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.